UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Intellisync Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

458176104

(CUSIP Number)

Carolyn Reiser, Esq.

Shartsis Friese LLP

One Maritime Plaza, 18th Floor

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Context Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     X
(b) _______

3. SEC Use Only

4. Source of Funds (See Instructions)     AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization  Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,333,650
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,333,650

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,333,650

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11)    6.1%

14. Type of Reporting Person (See Instructions)

    OO

    IA

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Michael S. Rosen

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)    X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions)    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization  United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,333,650
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,333,650

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,333,650

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11)    6.1%

14. Type of Reporting Person (See Instructions)

    IN

   HC

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William D. Fertig

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)    X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions)    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization  United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,333,650
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,333,650

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,333,650

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11)    6.1%

14. Type of Reporting Person (See Instructions)

    IN

   HC

________

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Intellisync Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2550 North First Street, Suite 500, San Jose, CA 95131.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Context Capital Management, LLC ("LLC"),
Michael S. Rosen ("Rosen"), and
William D. Fertig ("Fertig")
(collectively, the "Filers").

(b) The business address of the Filers is
12626 High Bluff Drive, Suite 440, San Diego, CA 92130

(c) LLC is an investment adviser registered as such with the SEC. Rosen and Fertig are the managers and controlling persons of LLC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Rosen and Fertig are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LLC	Funds under management	$19,308,579

Item 4. Purpose of Transaction

The Filers have been and may continue to be in contact with the Issuer's management, other significant shareholders and others regarding alternatives to maximize the Issuer's shareholder value. In particular the Filers have communicated and expect to continue to communicate with the Issuer to express concerns relating to the proposed merger between the Issuer and Nokia Inc.

The Filers acquired the Stock for investment purposes, and such purchases were made in the Filers' ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Stock or dispose of all the Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page. The Filers beneficially own 964,900 shares of the Stock and debentures convertible into 3,368,750 shares of Stock.

LLC, on behalf of client accounts, effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since September 25, 2005:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
LLC LLC LLC LLC	Buy* Short Sale Short Sale Buy*	9/28/05 9/28/05 9/30/05 10/3/05	400,000 85,000 10,000 500,000	$120.09 4.56 4.51 121.19
LLC	Short Sale	10/3/05	46,600	4.64
LLC	Short Sale	10/3/05	106,200	4.60

LLC	Buy*	10/4/05	400,000	121.83
LLC	Short Sale	10/4/05	85,000	4.63

LLC	Buy*	10/5/05	500,000	120.98
LLC	Short Sale	10/5/05	106,200	4.59

LLC	Buy*	10/8/05	500,000	116.58
LLC	Short Sale	10/8/05	87,500	4.40

LLC	Buy*	10/26/05	1,500,000	123.80
LLC	Short Sale	10/26/05	200,000	4.74

LLC	Short Sale	11/9/05	33,798	5.17

LLC	Short Sale	11/10/05	30,000	5.07

LLC	Short Sale	11/11/05	21,000	5.17

LLC	Short Sale	11/14/05	30,000	5.27

LLC	Buy	11/16/05	210,000	5.10
LLC	Buy	11/16/05	59,900	5.14

LLC	Buy	11/17/05	530,000	5.13

LLC LLC LLC	Buy Sell* Buy*	11/18/05 12/02/05 12/02/05	165,000 450,000 450,000	5.10 128.00 128.13

* Purchases or sales of debentures convertible into shares of Stock.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LLC is an investment adviser with discretionary authority over client accounts. Some of LLC's client accounts are limited partnerships for which LLC serves as the general partner pursuant to agreements providing to LLC the authority, among other things, to invest the funds of such partnership in the Stock, to vote and dispose of Stock. Other clients are investment accounts subject to investment advisory agreements providing LLC the authority to invest the assets of the account in the Stock, to vote and dispose of the Stock. Pursuant to such agreements, LLC is entitled to allocations or fees based on assets under management and realized and unrealized gains. None of LLC's client accounts is a member of the group filing this Schedule 13D.

LLC, Rosen and Fertig are filing this Schedule 13D jointly and constitute a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act").

Item 7. Material to Be Filed as Exhibits

Exhibit A -- Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2005

CONTEXT CAPITAL MANAGEMENT, LLC By: /s/ Michael S. Rosen Print Name: Michael S. Rosen Title: Manager
/s/ Michael S. Rosen	/s/ William D. Fertig

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Context Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: June 13, 2005

MICHAEL S. ROSEN /s/ Michael S. Rosen	WILLIAM D. FERTIG /s/ William D. Fertig

CONTEXT CAPITAL MANAGEMENT, LLC By: /s/ Michael S. Rosen, Manager